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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                           CABLE MICHIGAN, INC.

                             (Name of Issuer)

                               COMMON STOCK
                              $1.00 PAR VALUE

                      (Title of Class of Securities)

                               ------------

                                 12685T103

                              (Cusip Number)

                       LEVEL 3 TELECOM HOLDINGS INC.

                    (Name of Persons Filing Statement)

                         Matthew J. Johnson, Esq.
                     c/o LEVEL 3 COMMUNICATIONS, INC.

                             1000 Kiewit Plaza
                           Omaha, Nebraska 68131

                          Tel No.:(402) 536-3613
                  (Name, Address and Telephone Number of

                   Person Authorized to Receive Notices
                            and Communications)

                               June 3, 1998

          (Date of Event which Requires Filing of this Statement)

                               ------------

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No. 12685T103                                       Page 2  of 10  Pages

 1   NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Level 3 Telecom Holdings Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [x]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

     N/A

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                                    7    SOLE VOTING POWER

                                         3,330,121 Common Stock (See Item 5)

                                    8    SHARED VOTING POWER
         NUMBER OF SHARES
    BENEFICIALLY OWNED BY EACH           0 (See Item 5)
      REPORTING PERSON WITH
                                    9    SOLE DISPOSITIVE POWER

                                         3,330,121 Common Stock (See Item 5)

                                   10    SHARED DISPOSITIVE POWER

                                         0 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,330,121 Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       [ ]
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%

14   TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

               The following information amends the Schedule 13D dated March October 10, 1997 ( the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such Term in the Schedule 13D.

               Item 2.  Identity and Background.

               The response set forth in Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

               This statement is filed on behalf of Level 3 Telecom Holdings Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings Inc. In March of 1998, LTTH changed its name from "Kiewit Telecom Holdings Inc." to "Level 3 Telecom Holdings Inc." References in the Schedule 13D to "Kiewit Telecom" shall be construed as references to LTTH.

               Level 3 Communications, Inc., a Delaware corporation ("LTC", and together with LTTH, the "Level 3 Companies"), owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman and Chief Executive Officer of the Company, Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation ("CTE"), formerly known as C-TEC Corporation, and RCN Corporation, a Delaware corporation ("RCN") owns the remaining 10% of the common stock of LTTH.

               LTTH was formed to invest in telecommunications businesses that primarily serve residential customers. The address of the principal executive offices and principal business of LTTH is 1000 Kiewit Plaza, Omaha, NE 68131. Information as to each executive officer and director of LTTH is set forth in Schedule A attached hereto, which is incorporated herein by reference.

               LTC is a holding company that engages in the information services, communications, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 3555 Farnam Street, Omaha, NE 68131. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger). References in the
Schedule 13D to the "Kiewit Companies" shall be construed as references to the "Level 3 Companies".

               LTC is the ultimate parent of LTTH. Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

               During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

               On June 3, 1998, the Company, Avalon Cable of Michigan Holdings Inc., a Delaware corporation ("Buyer"), and Avalon Cable of Michigan Inc., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), entered into an Agreement and Plan of Merger dated as of that date (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation") of such merger (the "Merger"). Each outstanding share of Common Stock of the Company held by the Company as treasury stock or owned by Buyer or any of Buyer's subsidiaries immediately prior to the Effective Time (as defined in the Merger Agreement) will be canceled, and no payment will be made with respect thereto. Each share of common stock of the Merger Sub outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation. At the Effective Time, except as set forth above and except for shares with respect to which dissenter's rights have been properly exercised, each issued and outstanding share of Common Stock will be converted into the right to receive $40.50 in cash, subject to certain possible closing adjustments. The consummation of the Merger is subject to certain conditions, including adoption and approval of the Merger and the Merger Agreement by the stockholders of the Company, and receipt of all required regulatory consents and approvals.

               The Merger Agreement may be terminated by either the Company or Buyer under certain circumstances, including (i) by mutual consent of the Company and Buyer; (ii) by either the Company or Buyer if the Merger fails to be approved at the Company's stockholder meeting; (iii) by either the Company or Buyer if the Merger has not been consummated before June 3, 1999; (iv) by either the Company or Buyer if there shall be any law or regulation or any judgment enjoining Buyer or the Company from consummating the Merger; (v) by Buyer if the Company is in material breach of any obligations, representations or warranties under the Merger Agreement; (vi) by the Company if Buyer is in material breach of any obligations, representations or warranties under the Merger Agreement;
(vii) by the Company, upon payment of certain fees to Buyer, if the Directors of the Company shall have failed to recommend, withdrawn or modified in a manner adverse to Buyer their approval or recommendation of the Merger Agreement, or shall have recommended a Superior Proposal (as defined in the Merger Agreement), or the Company shall have entered into a definitive agreement with a third party providing for a Superior Proposal; (viii) by the Buyer if the Directors at the Company shall have failed to recommend, withdrawn or modified in a manner adverse to Buyer their approval or recommendation of the Merger Agreement or shall have recommended a Superior Proposal, or the Company shall have entered into a definitive agreement with a third party providing for a Superior Proposal; (ix) by the Company at any time after October 31, 1998 if at such time the Commitment Letter (as defined in the Merger Agreement) has expired and the Buyer has not received commitments to provide for the financing of the Merger consideration on terms reasonably satisfactory to the Company; (x) by Buyer at any time after September 30, 1998 if the Effective Time would have occurred but for the failure of (i) CTE to issue approximately $75-100 million of equity or equity-linked securities in accordance with the description of proposed transactions set forth in the Spin-Off Letter Ruling (as defined in the Merger Agreement) or (ii) the Internal Revenue Service to issue to CTE a letter supplementing the Spin-Off Letter Ruling which is reasonably satisfactory to Buyer and holds that the Company Distribution (as defined in the Merger Agreement) was tax free under Section 355 of the Internal Revenue Code; (xi) by Buyer if the Company elects not to cause the Company's proxy statement and proxy to be mailed to the Company's stockholders because it has requested and not received from its finanacial advisor a confirmation of the fairness opinion dated as of the date scheduled for such mailing.

               In connection with the execution of the Merger Agreement, the Company, LTTH and Buyer entered into a Voting Agreement dated as of June 3, 1998 (the "Voting Agreement"). Under the terms of the Voting Agreement, LTTH has agreed to vote the shares of Common Stock owned by it (i) in favor of the Merger and the other transactions contemplated by the Merger Agreement; (ii) against any proposal for any recapitalization, merger, sale of assets or other business combinations of or by the Company or any of its subsidiaries other than the transactions in the Merger Agreement or any other action or agreement that would result in a breach of any obligation or agreement of the Company under the Merger Agreement or that would result in any of the conditions to the obligations of the Company under the Merger Agreement not being fulfilled; and
(iii) in favor of any matter relating to the consummation of the transactions contemplated in the Merger Agreement. The Voting Agreement terminates on the earliest to occur of (i) the date of the consummation of the Merger, (ii) June 3, 1999, and (iii) the date of the termination of the Merger Agreement.

               Under the terms of the Voting Agreement, LTTH has also agreed that it will not enter into any voting agreement, or grant a proxy or power of attorney with respect to the shares of Common Stock owned by it which is inconsistent with the Voting Agreement. LTTH also agreed that it will not transfer ownership of any of the shares of Common Stock owned by it except where the transferee agrees in writing to be bound by the terms of the Voting Agreement.

               These summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively. A copy of the Merger Agreement is attached hereto as Exhibit 1, and a copy of the Voting Agreement is attached hereto as
Exhibit 2. Each such agreement is hereby incorporated herein by reference.

               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               (a) and (b) LTTH owns 3,330,121 shares of Common Stock, representing 48% of the outstanding Common Stock.

               LTTH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through its direct and indirect ownership of LTTH, LTC may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David McCourt is the beneficial owner of 3,780 shares of Common Stock representing less than .1% of the shares of the outstanding Common Stock.(1)

------------
     (1) Does not include 4,744 shares of Common Stock distributed in respect of shares of CTE Common Stock and issued to Mr. McCourt as a matching contribution under the CTE Executive Stock Purchase Plan. Such shares of Common Stock are unvested and subject to forfeiture. Mr.

McCourt has sole power to vote such shares.

               James Q. Crowe is the beneficial owner of 104 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Walter Scott, Jr. is the beneficial owner of 104 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               All information in this Item 5 (a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on May 31, 1998.

               Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

               (c) No transactions in the Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.(2)

------------
     (2)Excludes shares issued pursuant to the Company's 1997 Stock Plan for Non-Employee Directors.

               (d)  Inapplicable.

               (e)  Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               Except for the Merger Agreement and the Voting Agreement described in Item 4, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

               Exhibit 1: Agreement and Plan of Merger dated as of June 3, 1998 among Cable Michigan, Merger Sub, and Buyer.

               Exhibit 2: Voting Agreement dated as of June 3, 1998 among the Company, LTTH and Buyer.

                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 5, 1998

                                    LEVEL 3 TELECOM HOLDINGS INC.


                                    By:  /s/ Matthew J. Johnson
                                         ---------------------------------
                                         Name: Matthew J. Johnson
                                         Title: Vice President
                                                and Secretary

                                                                    SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 TELECOM HOLDINGS INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Telecom Holdings Inc. are set forth below.


                                                                                  Principal Occupation
       Name and Office Held             Business Address        Citizenship           or Employment
----------------------------------    --------------------      -----------      ---------------------
David C. McCourt                      105 Carnegie Center           USA          Chairman,
President,                            Princeton, NJ 08540                        Chief Executive
Director                                                                         Officer, RCN

Steven L. George                      1000 Kiewit Plaza             USA          Vice President,
Vice President                        Omaha, NE 68131                            Level 3
                                                                                 Communications Inc.

Matthew J. Johnson,                   1000 Kiewit Plaza             USA          Vice President,
Vice President, Assistant             Omaha, NE 68131                            Corporate Legal,
Secretary                                                                        Level 3
                                                                                 Communications Inc.

James Q. Crowe                        1000 Kiewit Plaza             USA          President, Chief
Director                              Omaha, NE 68131                            Executive Officer,
                                                                                 Level 3
                                                                                 Communications Inc.

Walter Scott, Jr.                     1000 Kiewit Plaza             USA          Chairman, Director,
Director                              Omaha, NE 68131                            Level 3
                                                                                 Communications Inc.

R. Douglas Bradbury                   1000 Kiewit Plaza             USA          Executive Vice
Vice President and                    Omaha, NE 68131                            President and Chief
Director                                                                         Financial Officer,
                                                                                 Level 3
                                                                                 Communications Inc.

Terrence J. Ferguson                  1000 Kiewit Plaza             USA          Senior Vice President,
Vice President, Secretary             Omaha, NE 68131                            General Counsel and
                                                                                 Secretary, Level 3
                                                                                 Communications Inc.,

 Neil J. Eckstein                     1000 Kiewit Plaza             USA          Assistant General
Vice President and                    Omaha, NE 68131                            Counsel and Assistant
Assistant Secretary                                                              Secretary, Level 3
                                                                                 Communications Inc.


                                                                    SCHEDULE B

      DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

               The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications Inc. are set forth below.


                                                                                      Principal Occupation
      Name and Office Held            Business Address             Citizenship            or Employment
----------------------------------  --------------------           -----------      -----------------------
Walter Scott, Jr.                   1000 Kiewit Plaza                  USA          Director, Peter Kiewit
Director                            Omaha, NE 68131                                 Sons'

William L. Grewcock                 1000 Kiewit Plaza                  USA          Director, Peter Kiewit
Director                            Omaha, NE 68131                                 Sons'

Kenneth E. Stinson                  1000 Kiewit Plaza                  USA          Chairman, President,
Director                            Omaha, NE 68131                                 Chief Executive Officer,
                                                                                    Peter Kiewit Sons' Inc.

Richard R. Jaros                    3555 Farnam Street                 USA          Former
Director                            Omaha, NE 68131                                 President, Kiewit

                                                                                    Diversified Group Inc.

James Q. Crowe                      3555 Farnam Street                 USA          President, Chief
President, Chief                    Omaha, NE 68131                                 Executive Officer, Level
Executive Officer,                                                                  3 Communications Inc.
Director

Robert B. Daugherty                 Guarantee Centre                   USA          Chairman, Valmont
Director                            Suite 225                                       Industries Inc.
                                    Omaha, NE 68114

Charles M. Harper                   One Central Park Plaza             USA          Former Chairman, RJR
Director                            Suite 1500                                      Nabisco Holdings Corp.
                                    Omaha, NE 68102

R. Douglas Bradbury                 3555 Farnam Street                 USA          Chief Financial Officer,
Chief Financial Officer,            Omaha, NE 68131                                 Level 3 Communications
Director                                                                            Inc.

Kevin J. O'Hara                     1450 Infinite Drive                USA          Executive Vice President
Executive Vice President            Louisville, CO 80027                            and Chief Operating
and Chief Operating                                                                 Officer, Level 3
Officer                                                                             Communications Inc.

Terrence J. Ferguson                3555 Farnam Street                 USA          Senior Vice President
Senior Vice President               Omaha, NE 68131                                 General Counsel,
General Counsel,                                                                    Secretary, Level 3
Secretary                                                                           Communications Inc.


Robert E. Julian                    11707 Miracle Hills Drive          USA          Chairman, PKS
Director                            Omaha, NE 68154                                 Information Services
                                                                                    Inc.

David C. McCourt                    105 Carnegie Center                USA          Chairman, Chief
Director                            Princeton, NJ 08540                             Executive Officer, RCN
                                                                                    Corporation

Michael B. Yanney                   1004 Farnam Street                 USA          Chairman, Chief
Director                            Omaha, NE 61802                                  Executive Officer,
                                                                                     America First
                                                                                     Companies, L.L.C.


EXHIBIT INDEX

Index No.           Description                                       Page

Exhibit    1: Agreement and Plan of Merger dated as of June 3, 1998
              among Cable Michigan, Merger Sub, and Buyer.

Exhibit    2: Voting Agreement dated as of June 3, 1998 among the and Buyer.